June 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Katherine Wray, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 14, 2021

File No. 333-256386

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated June 20, 2021 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Amendment No. 1 to Form S-1 field June 14, 2021

Signatures, page 37

3. We note that you have revies your filing as requested to caption Mr. Reid’s signature to the registration statement in his personal capacity as principal financial officer, in addition to other positions.  Please also ensure that your filing is signed by him or another officer in their capacity as your principal accounting officer.  Refer to Instructions 1 and 2 to the Signatures section of Form S-1.

Response: We have revised as instructed and have including principal accounting officer to Mr. Reid’s signature line.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matthew Reid

CEO, CFO, President, Secretary and Director